UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description August Operational Update dated 8 September 2023

Press Release

8 September 2023

Argo Blockchain plc

("Argo" or "the Company")

August Operational Update

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to provide the following operational update for August 2023.

During the month of August, the Company mined 105 Bitcoin or Bitcoin Equivalents (together, "BTC"), or 3.4 BTC per day. The reduction in BTC mined from July 2023 (4.6 BTC per day) is primarily due to economic curtailment at Helios, which generated significant power credits that the Company expects will more than offset the foregone revenue from the curtailment. Preliminary estimates for power credits accrued in August 2023 indicate that the Company realized negative power costs for its Helios operations.

Mining revenue in August amounted to $2.93 million, a decrease of 24% compared to the prior month (July 2023: $3.87 million). However, we expect a significantly higher mining margin percentage in the month of August due to the estimated power credits.

As of 31 August 2023, the Company held 49 BTC.

During the month of August, the Company installed and energized 900 BlockMiner machines, representing approximately 95 PH/s, at its Quebec facilities. This brings the Company's total hashrate capacity to approximately 2.7 EH/s. The Company expects to receive and deploy the remaining 728 BlockMiners in the coming months.

Participation in Upcoming Investor Conference

Members of the Company's management team will participate in the upcoming H.C. Wainwright Global Investment Conference in New York City on Monday, 11 September 2023.

Grant of Equity Awards

On 6 September 2023, the Company granted 2,071,076 RSUs in aggregate to new employees hired since 1 April 2023. The RSUs vest over a three-year period, with first vesting occurring six months from the effective date of the grants (at which point 6/36ths vest) and, thereafter, the RSUs vest at a rate of 3/36th per quarter for the remainder of the vesting period subject to the continued employment of the grantee. The RSUs were granted pursuant to the Company's 2022 Equity Incentive Plan approved by shareholders at the 2022 Annual General Meeting.

The information communicated in this announcement is inside information for the purposes of Article 7 of Regulation 596/2014.

Management Commentary

Argo's interim Chief Executive Officer Seif El-Bakly said, "I am excited about the continued deployment of our BlockMiner machines at our Quebec facilities; their installation represents another step in our strategy to strengthen our operations and deliver long term value to our shareholders. Additionally, I want to emphasize the importance of our ability to serve as a flexible load in Texas during record-setting levels of electricity demand in August. The curtailment of our operations at Helios helped to reduce stress on the Texas power grid and provided significant economic benefits to Argo. This additional source of value from economic curtailment is especially important to our shareholders during periods of low Bitcoin prices."

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "remains confident", "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future, including the risk that the Company may receive the benefits contemplated by its transactions with Galaxy, the Company may be unable to secure sufficient additional financing to meet its operating needs, and the Company may not generate sufficient working capital to fund its operations for the next twelve months as contemplated. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Annual Report on Form 20-F.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations
Salamander Davoudi Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining facilities in Quebec, mining operations in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 8 September, 2023	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer